FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For 5 December 2002

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3, File No. 333-13182, filed by United Utilities PLC on 20 February, 2001, as amended on 4 April, 2001, and into the prospectus that forms part of that Registration Statement. Pages 1 to 21 of this Form 6-K are hereby incorporated by reference into the United Utilities PLC’s Registration Statement on Form F-3 (File No. 333-13182).

UNITED UTILITIES PLC

5 December 2002

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002

PROGRESS IN GROWTH BUSINESSES OFFSETS ANTICIPATED
REDUCTION IN REGULATED EARNINGS

•	£164 million profit* before tax – growth despite anticipated impact of regulatory price profiles
•	Asset management services – operating profit* increased by 85 per cent to £28 million
•	Customer management outsourcing – operating profit* increased by 23 per cent to £9 million
•	Licensed multi-utility operations – on track to meet £480 million cost savings target
•	Telecommunications – business turnover increased by 28 per cent to £64 million
•	Interim dividend of 15.5 pence, an increase of 1.3 per cent

*Unless otherwise stated, amounts and percentage movements throughout this document relating to the profit and loss account are stated before goodwill amortisation and exceptional items.

Chief Executive John Roberts said:

“During the first half of the current regulatory period our principal focus was on the delivery of our £480 million operating cost savings target. Now that we’re progressing well in delivering these efficiencies on our current asset base, we’re also turning our attention to the future. By standardising the design and specification of our assets, and adopting more modern maintenance practices, we’re aiming to lay the foundation for a new generation of savings, which will bring benefits to shareholders and customers, in the next review period and beyond.

“United Utilities Contract Solutions, which exploits our core skill of asset management, has seen a substantial increase in profit as the period of start-up costs which accompanied last year’s growth in turnover has come to an end. Further growth will come from the £225 million contract with British Gas Trading, which was mobilised in November.

“Vertex, our customer management outsourcing business, has continued to increase operating profit by growing revenues and improving margins. During the last six months the business also reported a significant increase in the size of its order book, which grew by around 35 per cent to £1.9 billion, boosted by major public sector contracts wins with Westminster City Council and the Department for Work and Pensions. These contract awards, in one of our key target markets, are expected to accelerate Vertex’s revenue growth in the second half of this year. We’ve also recently signed an extended 10-year contract with TXU Europe, whose retail base has since been acquired by Powergen. Powergen has confirmed publicly that it intends to continue this relationship, and we’re now in the process of progressing the contract novation.

“Our telecommunications business, Your Communications, continues to make progress. Year-on-year business sales increased by 28 per cent, reflecting our change in focus from premium rate services to higher margin business sales. During the first half of this year we’ve secured new business customers which are expected to boost turnover further during the next six months. Net cash investment for the full year is expected to fall to less than £25 million, compared to £45 million in the previous year, reflecting continued progress of the business towards financial self-sufficiency, which we’re targeting to achieve in the next financial year. With the construction of the network now completed, we’ve carried out a review of its carrying value, which has confirmed substantial value in the network. This has resulted in an adjustment to value of £25.5 million, equivalent to 11% of the telecoms assets book value. Based on conservative long-term growth and cost of capital assumptions, we’re confident that the valuation is robust.”

Commenting on the outlook for United Utilities, John Roberts said:

“In our preliminary announcement of last year’s results I commented that this year would be challenging, due to our regulatory price profiles and acceleration of our capital programmes. Our half-year results show that, through growth in our support service businesses and improved efficiency in our regulated businesses, we’re successfully meeting this challenge. Looking ahead, we expect this performance to be continued in our full-year results.

“We’re pleased that Ofwat has taken further steps to reduce regulatory uncertainty. In particular, we welcome the decision to change companies’ licences so that the minimum notice period of termination will be 25 years rather than 10 years. This benefits all stakeholders and brings the water industry in line with other utilities. Ofwat has also recently published a consultation paper on the process that will determine price limits from April 2005, to which all stakeholders are encouraged to respond. Given the probable size of future capital programmes, Ofwat must ensure that returns are sufficient to attract new investment into the industry.

“Although we didn’t identify the need for an interim price determination this year, a number of companies have applied for interim determinations during the current regulatory period. Whilst there may be exceptional circumstances which necessitate an interim determination, we believe that undue reliance on this mechanism as a part of the regulatory process may increase the capital markets’ perception of regulatory risk, and ultimately impact on the cost of capital in the water industry.

“In our support services businesses we’ve won key contracts in our target utility and public sector markets during the last six months. We’re continuing to target steady growth in these businesses by exploiting our core skills in growth markets.”

In conclusion the Chairman, Sir Richard Evans, said:

“I am pleased with the progress that the group has made in growing its non-regulated businesses, and in continuing to achieve multi-utility efficiencies in its licensed businesses. The board’s confidence in the group’s performance is reflected in its decision to increase the interim dividend by 1.3 per cent—more than the 0.9 per cent inflation-related increase in our regulated water and wastewater revenues.”

-o0o-

For further information, please contact:

John Roberts—Chief Executive	020 7307 0300
Simon Batey—Finance Director	020 7307 0300

Simon Bielecki—Investor Relations Manager	020 7307 0300
Alan Price—Head of Corporate and Financial Communications	020 7307 0300

A presentation to investors and analysts will commence at 8.30 am on Thursday, 5 December 2002 at the City Presentation Centre, 4 Chiswell Street, London. The presentation can also be accessed via a one-way listen in conference call facility, by dialing: +44 (0) 208 240 8244, then inputting access code 458647. This recording will be available for 7 days following the presentation.

The presentation, together with further information on United Utilities, will be available later in the day on our web site at: http://www.unitedutilities.com. Photographs for media use supporting these results can be downloaded via http://www.vismedia.co.uk.

DIVIDEND

The board has declared an interim dividend in respect of the six months ended 30 September 2002 of 15.5 pence per share, an increase of 1.3 per cent. This dividend will be paid on 10 February 2003 to shareholders on the register at the close of business on 20 December 2002.

FINANCIAL PERFORMANCE

Turnover (including share of joint ventures) rose 0.5 per cent to £914.8 million, reflecting growth in customer management outsourcing and telecommunications, offset by a real regulatory price reduction in licensed multi-utility operations and the impact of exiting asset management services in the Americas.

Operating profit* (including share of joint ventures) rose 1.1 per cent to £278.0 million compared with the same period in the previous year. This increase resulted from improved operating profits in asset management services and customer management outsourcing, offset by an anticipated reduction in profit in licensed multi-utility operations.

Goodwill amortisation in the period was £3.5 million, compared with £4.3 million in the corresponding period last year.

Deferred tax on ordinary activities in the period was £49.4 million, compared with £27.4 million in the corresponding period last year. This increase is principally due to a reduction in long-term gilt rates, which result in a lower deferred tax discount rate.

Earnings per share increased by 1.8 per cent to 22.9p. Adjusted earnings per share fell by 7.3 per cent to 21.5p largely as a result of the increase in the deferred tax charge. Excluding deferred tax, adjusted earnings per share increased by 7.8 per cent to 30.4p.

During the period, United Utilities completed its exit from asset management services in the Americas by selling its 50 per cent interest in US Water and withdrawing from IEBA, the Argentinean electricity utility, which, with effect from August 2002, ceased to be accounted for as a joint venture. The exit from asset management services in the Americas resulted in a net exceptional credit to the profit and loss account of £34.0 million.

In addition, the group has reviewed the carrying value of its telecoms assets, in accordance with FRS 11. Based on an assumed pre-tax nominal weighted average cost of capital of 16 per cent, and a long-term real growth rate of 2.25 per cent, an adjustment to value of £25.5 million has been made, equivalent to 11 per cent of the telecoms assets book value.

An exceptional charge of £3.0 million, reflecting a reduction in headcount associated with the transition of Your Communications from its network building phase to a more mature revenue-generating business, was recorded in the period.

The combined effect of these exceptional items is a pre-tax credit to the profit and loss account of £5.5 million and an underlying positive cash flow effect of £10.1 million.

The group has made two accounting policy changes in the period which have given rise to prior period adjustments. The impact of these changes is set out in note 2 to these interim accounts.

UITF 34 limited the circumstances in which pre-contract costs should be recognised as an asset. The adoption of UITF 34 in respect of pre-contract costs has resulted in the profit for the period being reduced by £1.0 million (net of tax). The results for the six months ended 30 September 2001 and the year ended 31 March 2002 have been increased by £0.2 million (net of tax) and reduced by £1.4 million (net of tax) respectively.

The group has reviewed current accounting practice in respect of telecommunications network capacity sales and has adopted a revised policy that treats such transactions as grants of operating leases, unless legal title passes. Consequently the income from such transactions will now be recognised over the life of the lease rather than as a sale in the accounting period in which the transaction is concluded. As a result of this change in policy, profit for the period has been reduced by £0.8 million (net of tax), and turnover reduced by £1.3 million. Profit for the six months ended 30 September 2001 has been reduced by £1.2 million (net of tax) and turnover has been reduced by £1.9 million. For the year ended 31 March 2002 profit has been reduced by £1.8 million (net of tax) and turnover has been reduced by £4.8 million.

Net debt at 30 September 2002 increased by £37 million to £3,097 million compared with 31 March 2002. Gearing at 30 September 2002 remained at a similar level to 31 March 2002.

Cash and short-term investment balances at 30 September 2002 were £483 million and undrawn facilities exceeded £1 billion. This provides the group with substantial pre-funding for its capital investment programme.

OPERATING PERFORMANCE

LICENSED MULTI-UTILITY OPERATIONS

•	Turnover increased by 0.5 per cent to £604.1 million
•	Operating profit fell by 3.9 per cent to £251.7 million

Turnover increased by 0.5 per cent to £604.1 million, reflecting stable real prices for our water and wastewater customers and a 3 per cent real reduction in electricity distribution charges, in line with our regulatory reviews.

As anticipated, operating profit fell by 3.9 per cent to £251.7 million for the period, reflecting higher operating costs due to the expanding asset base resulting from capital expenditure on quality related obligations.

Through standardising the design and specification of our assets, United Utilities is targeting to deliver capital savings in the current regulatory period. This programme, together with the progressive introduction of more modern maintenance techniques, is also intended to reduce further the whole life costs of assets, delivering improved performance in the next review period and beyond. It is expected that up to 15 per cent of United Utilities’ above ground water and wastewater assets will have been procured in line with our asset standardisation policy by the end of the next review period.

United Utilities has decided to commit at least another £10 million in addition to the amount allowed under the current regulatory determination, in order to reduce further the number of foul flooding incidents in North West England. This represents a total AMP3 investment of at least £40 million on foul flooding, and recognises that the regulatory review cycle should not constrain the resolution of these incidents.

Capital investment in the period was £288 million, of which £239 million related to water and wastewater and £49 million to electricity distribution.

United Utilities is responsible for delivering the water, wastewater and electricity distribution capital programmes in North West England. At their peak, these capital programmes require more investment in the region’s infrastructure than is being proposed in all of the rail, gas, road and air travel industries combined. Through the use of construction framework agreements, the business has put in place robust processes to manage its capital programmes. Construction is currently under way on 90 sites, and this will rise to around 480 sites, in the next financial year, mainly due to the large number of unsatisfactory combined sewer overflow projects.

By the end of September 2002, around 65 per cent of the water and wastewater capital programme for the current regulatory period had either been completed, constructed or was at the detailed design stage where contract documentation was being drawn up. The majority of the remaining projects are at the stage where capital solutions are assessed against environmental requirements.

ASSET MANAGEMENT SERVICES

•	Turnover (excluding revenues from asset management services in the Americas) increased by 17.4 per cent to £167.6 million
•	Operating profit* (including share of joint ventures) increased by 85.4 per cent to £28.0 million

United Utilities Contract Solutions is a rapidly growing asset management services business which operates and manages utility activities serving over 10 million people throughout the UK and overseas.

Operating profit* (including share of joint ventures) increased by 85.4 per cent to £28.0 million, as the period of start-up costs which accompanied last year’s growth in turnover has come to an end.

Operations management

Operations management develops and operates contracts in selected markets based on the group’s core asset management skills. It has a focused approach to pursuing opportunities with the objective of securing long-term investment and operational sources of income whilst limiting financial exposure.

Concessions in Central and Eastern Europe, and our contract with Welsh Water, which made the group the largest manager of water and wastewater assets in the United Kingdom, continue to perform well in terms of cost and service levels.

The withdrawal from Argentina and sale of US Water represents an important step in changing the focus of the business to the better opportunities that are available in the United Kingdom and Central and Eastern Europe.

Green energy

United Utilities has an option to develop an offshore windfarm at Scarweather Sands, which has a potential capacity of 90MW. Nearly all environmental surveys and investigations with regard to the site are now complete, and a planning application is now being prepared.

United Utilities is also developing a number of schemes, with a potential capacity of 80MW, that capitalise on the group’s presence as owner of electricity, water and land assets in North West England.

Network services

United Utilities Networks is a national market leader in the rapidly developing multi-utility metering and connections markets. The business provides gas, water, electricity and telecommunications connections and metering to domestic, commercial and industrial developers. It also operates private gas networks.

The £225 million five-year contract with British Gas Trading for the provision of metering services to around 5 million customers in the North West and North East of England and North Wales was successfully mobilised in November. United Utilities Networks is developing a telephone and data transmission unit to support this contract, which will replace traditional paper-based methods, to supply real-time information to British Gas Trading when new meters are installed.

CUSTOMER MANAGEMENT OUTSOURCING

•	Turnover increased by 6.3 per cent to £142.8 million
•	Operating profit* increased by 22.9 per cent to £8.6 million
•	Operating margin* increased from 5.2 per cent to 6.0 per cent

Vertex provides business process outsourcing services to utilities, private enterprise and the public sector, and specialises in the front and back-office management of customer relationships. This is particularly relevant to clients with large customer bases, such as in the public sector, who require customer management expertise when outsourcing their business processes.

Sales growth in the period moderated to 6.3 per cent reflecting a slowdown in activity in the telecoms sector. Revenue growth in the second half of the year is expected to accelerate, principally due to contributions from recently won public sector contracts with the Department for Work and Pensions and Westminster City Council.

The contract with the Department for Work and Pensions was successfully mobilised in October, and included the delivery by Vertex of supporting IT systems to time, scope and budget.

The first phase of the Westminster City Council contract was successfully mobilised in November. The contract, which is worth up to £422 million over 15 years, covers the integration and delivery of 67 council services in seven departments by Vertex. Around 200 employees have already been transferred to Vertex as part of the contract, and a new flagship contact centre has been opened in Westminster.

In September Vertex signed an extended 10 year contract with TXU Europe for the provision of customer management outsourcing services. Since acquiring TXU Europe’s retail business, Powergen has confirmed publicly that it intends to continue this relationship. Accordingly, Vertex and Powergen are now in the process of progressing the contract novation.

Vertex has purchased the UK contact centre operator, 7C, and its shareholding in 7C India. The acquisition includes the transfer of 7C’s key clients, including lastminute.com, Vodafone and Freeview, four existing contact centres in the UK, and the 75% shareholding of its Indian customer management operation, which is based in New Delhi. The acquired business has annualised revenues of around £20 million, and net assets of around £4 million. 434 directly employed 7C employees, in the UK and India, will transfer to Vertex as part of the deal.

As anticipated, the operating margin* improved from 5.2 per cent in the corresponding period last year to 6.0 per cent, reflecting the increasing maturity of the external contract portfolio and progress in the achievement of cost reductions in intra-group contracts.

TELECOMMUNICATIONS

•	Turnover increased by 8.0 per cent to £79.3 million
•	Operating loss* reduced by 19.0 per cent to £10.2 million

Your Communications offers voice, basic and advanced data communication services to the public sector, and small and medium-sized corporate customers, predominantly in the Midlands and North of England.

Business sales from voice and data services increased by 28.3 per cent to £63.5 million, whilst premium rate services fell by 33.9 per cent to £15.8 million. This reflects further progress in the changing of Your Communications’ sales mix to higher margin business customers, which now make up 80 per cent of sales.

Revenues are expected to accelerate in the second half of the year as sales flow from new customers secured during the last six months.

With the construction of Your Communications’ network now completed, the group has reviewed the carrying value of its telecoms assets, in accordance with FRS 11. An adjustment to value of £25.5 million has been made, equivalent to 11 per cent of the telecoms assets’ book value. This represents a robust valuation of the business, having been based on prudent assumptions, the principal ones being a pre-tax nominal weighted average cost of capital of 16 per cent, and a long-term real growth rate of 2.25 per cent.

Although network capacity sales are not a significant part of Your Communications’ revenues, the group has reviewed current accounting practice in respect of these sales, adopting a revised policy that treats such transactions as grants of operating leases, unless legal title passes. Consequently, the income from such transactions will now be recognised over the life of the lease rather than as a sale in the accounting period in which the transaction is concluded.

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CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Six months ended				Year ended 31 March 2002 (restated)
	30 September 2002			30 September 2001 (restated)
	Before excep. items	Excep. items	Total	Total	Before excep. Items	Excep. items	Total
	£m	£m	£m	£m	£m	£m	£m
Turnover
Group and share of joint ventures	914.8	—	914.8	910.2	1,871.6	—	1,871.6
Less: share of joint ventures	(21.8)	—	(21.8)	(42.8)	(85.4)	—	(85.4)

Group turnover	893.0	—	893.0	867.4	1,786.2	—	1,786.2
Net operating costs	(624.9)	(28.5)	(653.4)	(601.5)	(1,253.4)	(11.9)	(1,265.3)

Group operating profit	268.1	(28.5)	239.6	265.9	532.8	(11.9)	520.9
Share of operating profits of joint ventures	6.4	—	6.4	4.7	12.5	—	12.5

Profit before non-operating items, interest and tax	274.5	(28.5)	246.0	270.6	545.3	(11.9)	533.4
Exceptional credit on withdrawal from asset management services in the Americas[3]	—	34.0	34.0	—	—	—	—

Profit on ordinary activities before interest	274.5	5.5	280.0	270.6	545.3	(11.9)	533.4
Net interest payable and similar charges:
Group			(108.0)	(106.2)			(216.7)
Joint ventures			(6.2)	(6.3)			(13.9)

			(114.2)	(112.5)			(230.6)

Profit on ordinary activities before taxation			165.8	158.1			302.8
Ordinary taxation credit/(charge) on profit on ordinary activities[4]			6.6	(5.6)			(16.4)
Deferred taxation charge on ordinary activities[4]			(49.4)	(27.4)			(23.0)
Exceptional taxation credit[3,4]			5.8	—			—

			(37.0)	(33.0)			(39.4)

Profit on ordinary activities after taxation			128.8	125.1			263.4
Equity minority interests			(1.2)	(0.9)			(1.6)

Profit for the period			127.6	124.2			261.8
Dividends[9]			(86.2)	(84.7)			(260.9)

Retained profit for the financial period			41.4	39.5			0.9

Basic earnings per share[5]			22.9p	22.5p			47.3p
Diluted earnings per share[5]			22.9p	22.4p			47.2p
Adjusted basic earnings per share[5,6]			21.5p	23.2p			50.9p
Dividends per share[9]			15.5p	15.3p			47.0p
Adjusted dividend cover[8]			1.4	1.5			1.1
Interest cover[7]			2.4	2.4			2.4

CONSOLIDATED BALANCE SHEET

	30 September 2002	30 September 2001 (Restated)	31 March 2002 (Restated)
	£m	£m	£m
Fixed assets
Intangible assets	65.6	84.7	81.2
Tangible assets	6,804.0	6,497.1	6,673.1
Investments in joint ventures:
—share of gross assets	186.8	332.4	271.4
—share of gross liabilities	(141.4)	(249.1)	(218.4)

	45.4	83.3	53.0
Other investments including associated undertakings	18.4	17.9	26.4

	6,933.4	6,683.0	6,833.7

Current assets
Stocks	11.3	9.7	8.8
Debtors	445.4	461.8	414.6
Investments	474.9	348.6	389.5
Cash at bank and in hand	28.0	14.5	18.9

	959.6	834.6	831.8
Creditors: amounts falling due within one year	(1,374.0)	(1,363.8)	(1,341.8)

Net current liabilities	(414.4)	(529.2)	(510.0)

Total assets less current liabilities	6,519.0	6,153.8	6,323.7
Creditors: amounts falling due after more than one year	(3,637.8)	(3,236.7)	(3,478.2)
Provisions for liabilities and charges	(8.2)	(18.5)	(55.1)
Provision for deferred taxation	(302.2)	(260.4)	(256.0)

Net assets	2,570.8	2,638.2	2,534.4

Capital and reserves
Called up share capital	556.0	553.1	555.9
Share premium account	671.9	657.6	671.6
Profit and loss account	1,326.8	1,413.0	1,291.7

Equity shareholders’ funds	2,554.7	2,623.7	2,519.2
Equity minority interests	16.1	14.5	15.2

Capital employed	2,570.8	2,638.2	2,534.4

CONSOLIDATED CASH FLOW STATEMENT

	Six months ended		Year ended 31 March 2002 (restated)
	30 September 2002	30 September 2001 (restated)
	£m	£m	£m
Net cash inflow from operating activities	367.1	297.5	799.8
Income from joint ventures	1.3	—	2.1
Returns on investments and servicing of finance	(105.7)	(104.9)	(223.7)
Taxation	0.6	(1.3)	(2.4)
Capital expenditure and financial investment	(310.8)	(281.0)	(583.6)
Acquisitions and disposals
Acquisitions	(0.2)	(4.1)	(2.8)
Disposals	11.3	—	(7.0)
Equity dividends paid	(0.3)	(0.3)	(256.1)

Cash outflow before use of liquid resources and financing	(36.7)	(94.1)	(273.7)
Management of liquid resources	(86.1)	57.0	13.4
Financing
Issues of shares	0.4	1.2	18.0
Increase/(decrease) in debt	107.6	(49.6)	202.1

Decrease in cash	(14.8)	(85.5)	(40.2)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Six months ended		Year ended 31 March 2002 (restated)
	30 September 2002	30 September 2001 (restated)
	£m	£m	£m
Decrease in cash	(14.8)	(85.5)	(40.2)
Cash (inflow)/outflow from (increase)/decrease in debt	(107.6)	49.6	(202.1)
Cash outflow/(inflow) from management of liquid resources	86.1	(57.0)	(13.4)

Change in net debt resulting from cash flows	(36.3)	(92.9)	(255.7)
Exchange adjustments	(0.2)	1.5	1.3

Movement in net debt	(36.5)	(91.4)	(254.4)
Opening net debt	(3,060.8)	(2,806.4)	(2,806.4)

Closing net debt	(3,097.3)	(2,897.8)	(3,060.8)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Six months ended		Year ended 31 March 2002 (restated)
	30 September 2002	30 September 2001 (restated)
	£m	£m	£m
Profit for the period:
Group	127.8	126.8	265.6
Joint ventures	(0.2)	(2.6)	(3.8)

	127.6	124.2	261.8
Exchange adjustments	(7.2)	—	(77.7)

	120.4	124.2	184.1
Prior period adjustment—Pre-contract costs	(12.6)
Prior period adjustment—Telecommunications network capacity sales	(4.5)

Total gains and losses recognised since last annual report	103.3

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	Six months ended		Year ended 31 March 2002 (restated)
	30 September 2002	30 September 2001 (restated)
	£m	£m	£m
Profit for the period	127.6	124.2	261.8
Dividends	(86.2)	(84.7)	(260.9)

Retained profit for the period	41.4	39.5	0.9
New share capital issued	0.4	1.2	18.0
Capitalisation of reserves in respect of shares issued	—	—	(5.0)
Goodwill on business disposals	0.9	—	—
Exchange adjustments	(7.2)	—	(77.7)

Net increase/(decrease) in equity shareholders’ funds for the period	35.5	40.7	(63.8)
Opening equity shareholders’ funds as restated (see below)	2,519.2	2,583.0	2,583.0

Equity shareholders’ funds	2,554.7	2,623.7	2,519.2

Effect of prior period adjustments on opening equity shareholders’ funds

	Six months ended		Year ended 31 March 2002
	30 September 2002	30 September 2001
	£m	£m	£m
Opening equity shareholders’ funds as previously stated	2,536.3	2,597.5	2,597.5
Prior period adjustment—Pre-contract costs	(12.6)	(11.9)	(11.9)
Prior period adjustment—Telecommunications network capacity sales	(4.5)	(2.6)	(2.6)

Opening equity shareholders’ funds as restated	2,519.2	2,583.0	2,583.0

NET CASH INFLOW FROM OPERATING ACTIVITIES

	Six months ended		Year ended 31 March 2002 (restated)
	30 September 2002	30 September 2001 (restated)
	£m	£m	£m
Group operating profit	239.6	265.9	520.9
Exceptional items within group operating profit	28.5	—	11.9

Group operating profit before exceptional items	268.1	265.9	532.8
Depreciation	170.8	158.5	316.7
Amortisation of goodwill and intangible assets	3.8	4.3	8.1
Profit on disposal of tangible fixed assets	(0.7)	(0.7)	(3.6)
Stocks (increase)/decrease	(2.5)	(3.3)	0.5
Debtors (increase)/decrease	(37.1)	(48.5)	3.4
Creditors decrease	(31.4)	(78.7)	(41.1)
Outflow related to exceptional items	(3.9)	—	(17.0)

Net cash inflow from operating activities	367.1	297.5	799.8

SEGMENTAL ANALYSIS BY CLASS OF BUSINESS

	Six months ended		Year ended 2002 (restated) 31 March
	30 September 2002	30 September 2001 (restated)
	£m	£m	£m
Turnover
Licensed multi-utility operations	604.1	601.1	1,208.9
Asset management services	175.4	175.0	385.9
Customer management outsourcing	142.8	134.3	282.9
Telecommunications	79.3	73.4	150.4
Other activities	—	2.5	4.6

	1,001.6	986.3	2,032.7
Inter-business eliminations	(86.8)	(76.1)	(161.1)

	914.8	910.2	1,871.6

	Six months ended		Year ended 2002 (restated) 31 March
	30 September 2002	30 September 2001 (restated)
	£m	£m	£m
Profit /(loss) before non-operating items, interest and tax
Licensed multi-utility operations	251.7	261.8	529.6
Asset management services	28.0	15.1	30.0
Customer management outsourcing	8.6	7.0	14.1
Telecommunications	(10.2)	(12.6)	(23.8)
Other activities	2.2	5.6	7.4
Corporate costs	(2.3)	(2.0)	(4.0)

	278.0	274.9	553.3
Goodwill amortisation	(3.5)	(4.3)	(8.0)

Continuing operations, before exceptional charges	274.5	270.6	545.3
Business restructuring	(3.0)	—	(11.9)
FRS 11 adjustment to the carrying value of telecoms assets	(25.5)	—	—

Profit before non-operating items, interest and tax	246.0	270.6	533.4

NOTES

1.  Basis of preparation

The interim figures for the six months ended 30 September 2002, which are unaudited, have been prepared on the basis of accounting policies consistent with those set out in the annual report to shareholders for the year ended 31 March 2002, with the exception of the application of UITF Abstract No. 34 Pre-contract costs and a change in the accounting policy for telecommunications network capacity sales, as detailed below.

The financial information set out in this statement relating to the year ended 31 March 2002 does not constitute statutory accounts for that period. Full audited accounts of United Utilities PLC in respect of that financial period (which received an unqualified audit opinion and did not contain a statement under either section 237(2) or (3) of the Companies Act 1985) have been delivered to the Registrar of Companies.

The board of directors approved this interim statement on 5 December 2002.

2.  Changes in accounting policies

(i)  Pre-contract costs

In this interim financial statement the group has adopted Urgent Issues Task Force (UITF) Abstract 34, Pre-contract costs. The application of UITF 34 is reflected in the current period and has also resulted in changes to the prior period reported results.

UITF 34 requires that pre-contract costs should only be recognised as an asset after the point where it is virtually certain that a contract will be entered into with net cash inflows that will recover the costs capitalised. Previously, the group’s policy was to capitalise and fully provide against pre-contract costs until their recovery was considered to be secured by profitable contracts. Once the contract was secured, the provision was released and capitalised costs amortised over the expected life of the contract. The impact of adopting UITF 34 is to reduce the profit for the period by £1.0m (net of tax). The results for the previous periods have also been amended to reflect the requirements of UITF 34, with the results for the six months ended 30 September 2001 increased by £0.2m, and the year ended 31 March 2002 reduced by £1.4 million (net of tax).

(ii)  Telecommunications network capacity sales

Your Communications owns a telecommunication network. Where there is excess capacity it may sell this capacity to third parties. Previously, where substantially all of the risks and rewards of ownership were transferred to the purchaser over the economic life of the asset, these transactions had been accounted for as a sale and recognised in turnover when all relevant conditions of the contract had been met.

Having reviewed current accounting practice, the group concluded that an accounting policy which treats such transactions as grants of operating leases (unless legal title passes) rather than as sales, is more appropriate as it reflects the long-term nature of the transaction. The impact of the change in accounting policy on the results for the period to 30 September 2002 is a reduction in profit of £0.8 million (net of tax), and a reduction in turnover, of £1.3 million.

The results for the previous periods have also been amended to reflect this change in accounting policy, with the profit for the six months ended 30 September 2001 reduced by £1.2 million (net of tax) and turnover reduced by £1.9 million. For the year ended 31 March 2002 profit reduced by £1.8 million (net of tax) and turnover reduced by £4.8 million.

3.  Exceptional items

	Six months ended 30 September 2002	Six months ended 30 September 2001	Year ended 31 March 2002
	£m	£m	£m
Withdrawal from asset management services in the Americas [3](i)	34.0	—	—
FRS 11 adjustment to carrying value of telecoms assets [3](ii)	(25.5)	—	—
Business restructuring [3](iii)	(3.0)	—	(11.9)

Exceptional credit/(charge)	5.5	—	(11.9)

(i)  Withdrawal from asset management services in the Americas

IEBA, the Argentine electricity utility for which United Utilities is technical operator, and in which the group has a minority interest, defaulted on its repayments to bondholders in September. There is no recourse to United Utilities in respect of these debts and the group has no further balance sheet exposure to IEBA. Following the Argentine Government’s dissolution of the Peso/US Dollar link, the subsequent devaluation of the Argentine Peso and the restrictions placed on the utility’s pricing policies, there is no expectation of a financial restructuring of the utility in which United Utilities would choose to participate. United Utilities has notified IEBA and its majority shareholder, Gruppo Camuzzi, that it will neither inject any additional equity into the company nor, with the exception of meeting the group’s obligations under the technical support contract, participate in the future management of IEBA and its operating subsidiary, EDEA. United Utilities has therefore concluded that it no longer has a participating interest in IEBA. The accounting provision that existed at 31 March 2002 in respect of the investment in Argentina has been taken to the profit and loss account which, along with the disposal of US Water and costs associated with withdrawing from asset management services in the Americas, gives rise to an exceptional credit of £34.0m.

(ii)  FRS 11 review of telecoms assets

In accordance with FRS 11 ‘Impairment of fixed assets and goodwill’ the group has carried out a review to determine whether there has been an impairment of its tangible and intangible fixed assets within its telecommunications business, Your Communications. The carrying values of tangible and intangible fixed assets of each of Your Communications’ income generating units have been compared to their recoverable amounts, being their values in use to the group. The values in use of the income generating units have been calculated using discounted cash flow projections using a discount rate of 16% on a pre-tax basis.

The review has resulted in an exceptional charge to operating profit of £25.5m (of which £10.9m relates to intangible fixed assets and £14.6m relates to tangible fixed assets) and an exceptional tax credit of £5.8m.

(iii)  Business restructuring

An exceptional charge of £3.0m, reflecting a reduction in headcount associated with the transition of Your Communications from its network building phase to a more mature revenue-generating business, was recorded in the period.

4.  Taxation

	Six months ended 30 September 2002	Six months ended 30 September 2001 (restated)	Year ended 31 March 2002 (restated)
	£m	£m	£m
Ordinary taxation:
UK corporation tax	(7.0)	4.5	13.6
Overseas tax	—	0.1	0.4
Share of joint ventures’ tax	0.4	1.0	2.4
Deferred tax	49.4	27.4	23.0

	42.8	33.0	39.4
Exceptional tax3(ii):
Current tax	(2.6)	—	—
Deferred tax	(3.2)	—	—

Tax charge for the period	37.0	33.0	39.4

5.  Earnings per share

Earnings per share on the net basis, and diluted earnings per share, is calculated by dividing profit for the period and the adjusted profit for the period (see note 6) by the following weighted average number of shares in issue:

		Basic	Diluted
(i)	Period ended 30 September 2002	556.0 million	557.6 million
(ii)	Period ended 30 September 2001	553.0 million	555.1 million
(iii)	Year ended 31 March 2002	553.5 million	555.2 million

The difference between the weighted average number of shares used in the basic and the diluted earnings per share calculations represents those ordinary shares deemed to have been issued for no consideration on the conversion of all potential dilutive ordinary shares in accordance with FRS 14 (Earnings per Share).

6.  Adjusted earnings per share

The adjusted earnings per share calculations are stated after excluding:

(i)  Period ended 30 September 2002—£3.0 million charge in respect of restructuring costs, £34.0 million in respect of an exceptional credit on withdrawal from asset management services in the Americas, £19.7 million exceptional charge (net of tax) from the FRS11 adjustment to the carrying value of the telecoms assets and £3.5 million in respect of goodwill amortisation;

(ii)  Period ended 30 September 2001—£4.3 million in respect of goodwill amortisation;

(iii)  Year ended 31 March 2002—£11.9 million charge in respect of restructuring costs and £8.0 million in respect of goodwill amortisation.

7.  Interest cover

Interest cover is calculated as the number of times the interest charge for the period is covered by profit from continuing operations before exceptional items, non-operating items, interest and tax.

8.  Adjusted dividend cover

Adjusted dividend cover is calculated by dividing adjusted earnings per share by dividends per share.

9.  Dividend

The interim dividend of 15.5 pence per share will be paid on 10 February 2003 to shareholders on the register on 20 December 2002. The provisional ex dividend date is 18 December 2002.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim results statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the company.

Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential”, “reasonably possible” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore investors should not rely on them. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update publicly any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. The company cautions investors that a number of important factors could cause actual results to differ materially from those anticipated or implied in any forward-looking statements. These factors include: (i) the effect of, and changes in, regulation and government policy; (ii) the effects of competition and price pressures; (iii) the ability of the company to achieve cost savings and operational synergies; (iv) the ability of the company to service its future operations and capital requirements; (v) the timely development and acceptance of new products and services by the company; (vi) the effect of technological changes; and (vii) the company’s success at managing the risks of the foregoing. The company cautions that the foregoing list of important factors does not address all the factors that could cause the results to differ materially.

INDEPENDENT REVIEW REPORT TO UNITED UTILITIES PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2002 which comprises the profit and loss account, the statement of total recognised gains and losses, the balance sheets, the cash flow statement and related notes 1 to 9 together with the reconciliation of movement in net debt, the reconciliation of movements in equity shareholders’ funds, the net cash inflow from operating activities and the segmental analysis by class of business. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

Deloitte & Touche
Chartered Accountants
Manchester
5th December 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Utilities PLC Registrant

By:	/s/ PAUL DAVIES
Paul Davies Assistant Company Secretary

Dated: 5 December 2002